UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 001-42189

Orangekloud Technology Inc.

 (Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore 339940

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NASDAQ DELISTING NOTICE AND COMPANY APPEAL

On January 29, 2026, OrangeKloud Technology Inc. (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has initiated the process of delisting the Company’s securities from the Nasdaq Capital Market as a result of the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Listing Rule continues for a period of consecutive 30 consecutive business days. The Company is not eligible for a 180 day grace period under Rule 5810(c)(3)(A), in which to regain compliance, due to the fact that the Company cured a prior failure to comply with the Minimum Bid Price Rule by means of a reverse stock split in the previous twelve months.

The Company intends to appeal the Staff Determination by filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Per Rule 5815(a)(1)(B), this request, once filed, will stay the suspension of trading or delisting of the Company’s securities pending the hearing and the Panel’s decision. In the meantime, the Company’s securities will continue to trade in the normal manner on the Nasdaq Capital Market under the symbol “ORKT.”

Per Listing Rule 5815(a)(5), the Company will submit to the Hearings Panel a written plan of compliance, and request that the Panel grant an exception to the listing standards for a limited time period, as permitted by Rule 5815(c)(1)(A). There can be no assurance, however, that the Panel will approve the Company’s plan to regain compliance and/or grant the requested exception, nor can there be any assurance that such plan will be successful if brought into effect.

The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the subject deficiency and of the Staff Determination within four business days thereof.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: February 2, 2026	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer